PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON

2006 CANADIAN INCOME TAX INFORMATION

Calgary Alberta - March 1, 2007, (TSX – PMT.UN)  The following information is intended to assist individual Canadian Unitholders of Paramount Energy Trust (“PET”) in the preparation of their 2006 T1 Income Tax Return.

The information contained herein is based on PET’s understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only.  Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2006 T1 Income Tax Return where the Paramount Energy Trust Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders, who held their PET Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary and received cash distributions during the period, will receive “T3 Supplementary” slips directly from their broker or intermediary, not from the transfer agent or PET.

Registered Unitholders of PET who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada, (and not from a broker or intermediary), will receive “T3 Supplementary” slips directly from Computershare Trust Company of Canada.

The attached “Schedule 1” includes supplementary information on the taxable portion of the 2006 cash distributions and is shown on a per Trust Unit basis.  Under Paragraph 12(1) (m) of the Income Tax Act, taxable amounts allocated by PET in 20066 to the Unitholders must be reported by the Unitholders in their 2006 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e. “Other Income” Box (26) on the T3 slips) with respect to record dates January 31, 2006 up to and including December 31, 2006 are included in your “T3 Supplementary”.

Holders of PET Units are required to reduce the Adjusted Cost Base of their Units by the Return of Capital (i.e. “Amount Resulting in Cost Base Adjustment” (Box 42 on the T3 slips) with respect to record dates January 31, 2006 up to and including December 30, 2006. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the owner holds the Trust Units as a capital property.

The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2007.

SCHEDULE 1

PARAMOUNT ENERGY TRUST UNITS 2006 – T3 INFORMATION FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per Trust Unit paid or payable by Paramount Energy Trust with respect to record dates for the period January 30, 2006 – December 31, 2006 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Amount Resulting in Cost Base Adjustment (Box 42) (Return of Capital)

January 31, 2006	February 15, 2006	0.240	0.228	0.012
February 28, 2006	March 15, 2006	0.240	0.228	0.012
March 31, 2006	April 17, 2006	0.240	0.228	0.012
April 28, 2006	May 15, 2006	0.240	0.228	0.012
May 31, 2006	June 15, 2006	0.240	0.228	0.012
June 30, 2006	July 17, 2006	0.240	0.228	0.012
July 31, 2006	August 15, 2006	0.200	0.190	0.010
August 31, 2006	September 15, 2006	0.200	0.190	0.010
September 29, 2006	October 16, 2006	0.200	0.190	0.010
October 31, 2006	November 15, 2006	0.200	0.190	0.010
November 30, 2006	December 18, 2006	0.200	0.190	0.010
December 29, 2006	January 15, 2007	0.200	0.190	0.010

Total per Unit		2.640	2.508	0.132

PET expects to release United States income tax information within the next few weeks.

PET further advises that it expects its distributions to Unitholders to be 100 percent taxable for the foreseeable future in years following 2006.

Forward-looking Information

This news release contains forward-looking information.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially and there is no guarantee by PET that actual results achieved will be the same as those forecast herein.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT.DB, PMT.DB.A and PMT.DB.B.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Executive Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue Showers, Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.